ARISTOCRAT GROUP CORP.

495 Grand Blvd., Suite 206

Miramar Beach, Florida 32550

December 5, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Filed as correspondence via EDGAR

Re:

Aristocrat Group Corp. (the “Company”)
Registration Statement on Form S-1
Filed September 25, 2014, and
Amendment No. 1 to the Registration Statement on Form S-1/A
Filed December 3, 2014
(File No. 333-198947)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on December 5 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	no material developments have occurred with respect to the Company’s business from and after the date of filing the registration statement on Form S-1/A, December 3, 2014.

Sincerely,

Aristocrat Group Corp.

/s/ Robert Federowicz

Robert Federowicz, Chief Executive Officer